UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 1)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

BRP Inc.

(Exact name of Issuer as specified in its Charter)

Quebec, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

BRP Inc.

(Name(s) of Person(s) Filing Statement)

Subordinate Voting Shares

(Title of Class of Securities)

05577W200

(CUSIP Number of Class of Securities)

726 Saint-Joseph Street

Valcourt, Quebec

Canada, J0E 2L0

(450) 532-6154

Attention: Martin Langelier

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Martin Langelier BRP Inc. 726 Saint-Joseph Street Valcourt, Quebec Canada, J0E 2L0 (450) 532-6154	Warren Katz Aniko Pelland Stikeman Elliott LLP 1155 René-Lévesque Blvd. West Montreal, Quebec Canada, H3B 3V2 (514) 397-3000	Rachel Phillips Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 841-8857

March 31, 2022

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13E-4F (the “Schedule 13E-4F”) filed with the Securities Exchange Commission (“SEC”) on March 31, 2022 by BRP Inc. (the “Company”), a company organized under the laws of Canada, in connection with the Company’s substantial issuer bid/tender offer (the “SIB”) pursuant to which the Company offered to purchase from shareholders for cancellation up to CDN$250 million of its outstanding subordinate voting shares (“Subordinate Voting Shares”) at a purchase price that will allow it to purchase the maximum number of Subordinate Voting Shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding CDN$250 million, on and subject to the terms and conditions set forth in the Offer to Purchase and Circular dated March 31, 2022 and the accompanying Letter of Transmittal.

The Schedule 13E-4F is hereby supplemented by adding the following:

•	The Company will not exercise the condition set forth in subparagraph (f) under “Certain Conditions of the Offer” contained in the Schedule 13E-4F at the completion of the Offer.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Amendment No. 1:

Exhibit Number	Description
107.1	Filing Fee Table

SIGNATURES

By signing this Amendment No. 1, the person filing the Amendment No. 1 consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2022

BRP INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Senior Vice-President, General Counsel & Public Affairs